UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 4, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated November 12, 2009 entitled ‘Vodafone and Chunghwa Telecom Sign Strategic Partnership’

2.	Stock Exchange Announcement dated November 4, 2009 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated November 6, 2009 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated November 9, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated November 10, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated November 11, 2009 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated November 12, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated November 13, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated November 16, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated November 18, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.	Stock Exchange Announcement dated November 19, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

12.	Stock Exchange Announcement dated November 25, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated November 26, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated November 27, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated November 30, 2009 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

16.	Stock Exchange Announcement dated November 30, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

12 November 2009

VODAFONE AND CHUNGHWA TELECOM SIGN STRATEGIC PARTNERSHIP

Vodafone and Chunghwa Telecom, the leading telecoms operator in Taiwan, today jointly announce that they have signed a non-equity Partner Market agreement to provide customers with high quality communications services and enhanced roaming arrangements.

Under the terms of this partner market agreement, Chunghwa has exclusive access to a range of products, services and devices from Vodafone in Taiwan.  Chunghwa will also be able to draw on Vodafone’s experience in supply chain management, technology development, the acquisition of enterprise customers as well as improved interworking between networks.

The partnership with Chunghwa will allow Vodafone to offer its customers a range of services, which utilise “home” network capabilities as well as extended coverage within Taiwan.  The two companies will provide additional support to Vodafone Global Enterprise customers, who have a presence in the region and will, in the future, be able to benefit from added Vodafone business solutions such as Vodafone Mobile Broadband and BlackBerry from Vodafone.

With the addition of the Chunghwa partnership in Taiwan, Vodafone is truly establishing a strong presence in Asia - building on our existing relationships with partners like China Mobile, SmarTone-Vodafone in Hong Kong, M1 in Singapore, Celcom in Malaysia, Dialog in Sri Lanka, dtac in Thailand, SoftBank in Japan, and Vodafone Fiji plus Vodafone’s existing operations in India, Australia and New Zealand. This is helping improve our roaming footprint in the Asia Pacific region, providing our customers with a greatly enhanced service.

Richard Daly, CEO, Vodafone Partner Markets, commented: “Our agreement with Chunghwa, the leading operator in Taiwan, is a great opportunity for Vodafone to build its presence in this economically important Asian market. This partnership will deliver enhanced roaming capabilities for our respective customers, as well as realise significant benefits for enterprises in the region through the superior connectivity achievable through Vodafone’s business products.”

Quote from Shyue-Ching Lu, Chairman of Chunghwa Telecom:

“Chunghwa’s cooperation with Vodafone today is good news for both Chunghwa and Vodafone customers as both brands can broaden their international market presence. We are very pleased to be able to provide our customers membership of the world’s largest mobile community.  With this cooperation, we will be able to leverage the Vodafone network to extend our superior service quality and provide added support to the overseas operations of Taiwanese businesses. International roaming is only just the beginning of our cooperation with Vodafone. Looking forward, the cooperation will be extended to joint procurement and the sharing of world-class products and technologies.  Through this partnership we will be able to better serve our market leading subscriber base and enable us to better support our corporate customers.”

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 323 million proportionate customers as at 30 September 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, and international products and services to agree partnerships which enable its partners to offer products and services under the Vodafone name. Partner Markets vary from full Vodafone branding agreements through to product branding, roaming and service resale agreements. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

Chunghwa Telecom Business Group Marketing Dept

Shunna Shieh Tel: +886 (0) 2-3316-6278 / +886 (0) 988-566-310 shunna@cht.com.tw

Uniter Pacific PR

Yulun Chou Tel: +886 (0) 2-2725-3199#827 / +886 (0) 939-863-890 yulun.chou@upii.com.tw

Damon Huang Tel: +886 (0)2-2725-3199#825 / +886 (0) 958-281-030 damon.huang@upii.com.tw

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2009

Number of ordinary shares transferred:	141,368

Highest transfer price per share:	134.55p

Lowest transfer price per share:	134.55p

Following the above transfer, Vodafone holds 5,208,627,603 of its ordinary shares in treasury and has 52,599,435,811 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 November 2009

Number of ordinary shares transferred:	19,148

Highest transfer price per share:	134.2p

Lowest transfer price per share:	134.2p

Following the above transfer, Vodafone holds 5,208,608,455 of its ordinary shares in treasury and has 52,599,454,959 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 November 2009

Number of ordinary shares transferred:	20,074

Highest transfer price per share:	136p

Lowest transfer price per share:	136p

Following the above transfer, Vodafone holds 5,208,588,381 of its ordinary shares in treasury and has 52,599,475,033 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2009

Number of ordinary shares transferred:	73,162

Highest transfer price per share:	137.45p

Lowest transfer price per share:	137.45p

Following the above transfer, Vodafone holds 5,208,515,219 of its ordinary shares in treasury and has 52,599,548,195 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2009

Number of ordinary shares transferred:	72,368

Highest transfer price per share:	135.8p

Lowest transfer price per share:	135.8p

Following the above transfer, Vodafone holds 5,208,442,851 of its ordinary shares in treasury and has 52,599,620,563 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 November 2009

Number of ordinary shares transferred:	134,016

Highest transfer price per share:	137.95p

Lowest transfer price per share:	137.95p

Following the above transfer, Vodafone holds 5,208,308,835 of its ordinary shares in treasury and has 52,599,754,579 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 November 2009

Number of ordinary shares transferred:	15,409

Highest transfer price per share:	135.95p

Lowest transfer price per share:	135.95p

Following the above transfer, Vodafone holds 5,208,293,426 of its ordinary shares in treasury and has 52,599,769,988 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 November 2009

Number of ordinary shares transferred:	220,003

Highest transfer price per share:	135.2p

Lowest transfer price per share:	134.1p

Following the above transfer, Vodafone holds 5,208,073,423 of its ordinary shares in treasury and has 52,599,989,991 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 November 2009 by Computershare Trustees Limited that on 11 November 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 135.2p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	184
Andrew Halford*	184
Matthew Kirk	186
Ronald Schellekens	184
Stephen Scott	184

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of a person discharging managerial responsibilities (“PDMR”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B
	Award of performance	Purchased shares (3)
	shares (1)(2)
Wendy Becker	2,949,016	364,577

(1)

A conditional award of shares was granted on 18 November 2009 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of this award is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations, 12.5% of the award will vest for target performance, rising further to 50% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2009 to 31 March 2012 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100% for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see pages 59 and 60 of the Company’s 2009 Annual Report, available at www.vodafone.com/investor.

(2)

This award is also conditional on the PDMR being compliant with the Company’s share ownership guidelines, which provide that the PDMR will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

(3)

The Company was advised by UBS Trustees (Jersey) Limited that on 18 November 2009 the above named PDMR acquired an interest in the number of shares of US$0.11 3/7 each in the Company shown in column B above at the price of 136.6 pence per share.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 November 2009

Number of ordinary shares transferred:	71,423

Highest transfer price per share:	134.6p

Lowest transfer price per share:	134.6p

Following the above transfer, Vodafone holds 5,208,002,000 of its ordinary shares in treasury and has 52,600,380,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 November 2009

Number of ordinary shares transferred:	28,867

Highest transfer price per share:	136.3p

Lowest transfer price per share:	136.3p

Following the above transfer, Vodafone holds 5,207,973,133 of its ordinary shares in treasury and has 52,600,409,096 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 November 2009

Number of ordinary shares transferred:	13,848

Highest transfer price per share:	136.65p

Lowest transfer price per share:	136.65p

Following the above transfer, Vodafone holds 5,207,959,285 of its ordinary shares in treasury and has 52,600,422,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES — Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 November 2009

Number of ordinary shares transferred:	286,724

Highest transfer price per share:	139p

Lowest transfer price per share:	139p

Following the above transfer, Vodafone holds 5,207,672,561 of its ordinary shares in treasury and has 57,808,382,229 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,600,709,668 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,600,709,668. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 1,250,000 Ordinary shares of US$0.11 3/7 each in the capital of the Company (“shares”) to be admitted to the Official List.

It is expected that admission will be granted on 2 December 2009 and trading will commence on 3 December 2009.

These shares are being reserved under a block listing and will be issued pursuant to the rules of the Vodafone Group Plc 2008 Sharesave Plan.

When issued these shares will rank pari passu with the existing Ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 4, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary